Exhibit 11

INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

Computation of Earnings (loss) per Common Share

(unaudited)

(in thousands, except per share amounts)

	THREE MONTHS ENDED
	May 31, 2003	June 1, 2002

Average shares of common stock outstanding	19,193	19,028
Dilutive potential common shares	—

		428

Total adjusted average shares

19,193

19,456

Earnings (loss) from continuing operations	$(303)	$3,306
Loss from discontinued operations	—	(39,744)

Loss applicable to common stock

$

(303

)

$

(36,438

)

Basic earnings (loss) per share of common stock:
Continuing operations	$(0.02)	$0.17
Discontinued operations

—

(2.08

)

Total	$(0.02)	$(1.91)

Diluted earnings (loss) per share of common stock:
Continuing operations	$(0.02)	$0.17
Discontinued operations

—

(2.04

)

Total	$(0.02)	$(1.87)

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the period.